Exhibit 99(h)5

February 27, 2006

LETTER AGREEMENT

Managers AMG Funds (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re:	Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This letter agreement documents (i) our agreement regarding the extent to which Managers Investment Group LLC (f/k/a Managers Funds LLC, “the Advisor”) shall, under certain circumstances, receive payment from the Trust as recoupment of certain amounts paid, waived or reimbursed by the Advisor to the Trust in fulfillment of a voluntary undertaking by the Advisor to limit the expenses of Systematic Value Fund, a series of the Trust (the “Fund”) and (ii) an undertaking by the Advisor to limit the Fund’s total operating expenses. This agreement shall terminate in the event the Investment Management Agreement between the Trust and the Advisor terminates with respect to the Fund.

From time to time hereafter, the Advisor may voluntarily undertake to waive its advisory fee payable by the Fund and/or pay or reimburse the Fund’s expenses such that the Fund’s total operating expenses do not exceed a certain amount (the “Expense Cap”). If the Advisor undertakes an Expense Cap with respect to the Fund, the Trust shall be obligated to pay the Advisor all amounts previously paid, waived or reimbursed by the Advisor with respect to the Fund pursuant to such Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s expense ratio in any such year to exceed the amount of the Expense Cap and provided further that no additional payments shall be made with respect to amounts paid, waived or reimbursed more than three (3) years after the date the Fund accrues a liability with respect to such amounts.

Any payments by the Trust under this Letter Agreement shall be in addition to all amounts otherwise payable to the Advisor as an advisory fee for services under the Investment Management Agreement with the Trust.

The Advisor hereby undertakes to limit the total operating expenses (exclusive of taxes, interest, brokerage costs and extraordinary items) to the Fund to 0.90% of average daily net assets attributable to the Institutional Class shares, 1.15% of the average daily net assets attributable to the Class A shares and 1.90% of the average daily net assets attributable to the Class C shares from March 1, 2006 until at least July 1, 2007.

A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or trustee of the Trust in his or her capacity as an officer or trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust.

Sincerely,

Managers Investment Group LLC

By:
Name: Peter M. Lebovitz
Title: President & CEO
Date:

ACKNOWLEDGED AND ACCEPTED

Managers AMG Funds

By:
Name: Peter M. Lebovitz
Title: President
Date: